Exhibit (a)(1)(B)

DRAFT EMAIL TO ALL ELIGIBLE OPTION HOLDERS

To:                          [EMAIL ADDRESS]

From:                      stockquestions@apple.com

Date:                       March 16, 2007

Subject:                  Action Required: Urgent Information Regarding Your Unexercised Stock Options

This email contains important information about your unexercised stock options.

As you may know, Apple recently announced that certain stock option grants made to employees between 1997 and 2002 were erroneously assigned grant dates that preceded the finalization of those grants.  As a result, the exercise prices of these stock option grants were lower than they would have been if the grants had been dated when they were actually finalized.  Some misdated stock options exercised after 2005 are now subject to additional taxes, including an additional 20% tax and interest, under Section 409A of the Internal Revenue Code.

Our records indicate that some of your Apple stock options will fall into this category if you exercise them in the future. These options are listed in the attached Addendum.

To help you avoid Section 409A charges, Apple is offering to amend the strike price on your misdated stock options. This would raise the strike price on these options to reflect the price that would have existed if the grants had been dated when they were actually finalized. Apple will then issue you a cash payment to make up for the difference between the new strike price and the price at which you were originally granted the stock options.

Participation in this offer is completely voluntary. Changing the strike price requires a “Tender Offer” to you from Apple, which is included with this letter. Cash payments will be paid on or promptly following January 25, 2008, and will be subject to normal tax withholdings. The remaining terms and conditions of your stock options will remain unchanged.

It is extremely important that you carefully review the documents attached to this letter, as they contain the information that you need in order to decide whether or not to participate in this offer.

DOCUMENTS AND MATERIALS

(1)           Tender Offer Document

[TENDER OFFER DOCUMENT ATTACHED]

(2)                                  Election Form:

[ELECTION FORM ATTACHED]

(3)                                  Withdrawal Form:

[WITHDRAWAL FORM ATTACHED]

(4)                                  Addendum to the Tender Offer with your personalized stock option information (includes a list of your “eligible” option grants, the originally assigned grant date of each of those options, the amended option exercise price, and a description of cash payments if you choose to participate in the Tender Offer):

[ADDENDUM ATTACHED]

After reviewing these materials, if you wish to participate in the Tender Offer, you will need to fill out, sign and date the attached Election Form. The Election Form must be received by Apple via fax at (408) 253-7457 no later than 5:00 p.m., Pacific Time, on Monday, April 16, 2007.

We encourage you to discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors before deciding whether or not to participate in this offer.

We apologize for any inconvenience or confusion this situation may have caused. If you have any questions, please email stockquestions@apple.com or call Sheri Parker at 408-974-2683.